Exhibit 7.1

                                 CHARLES LINCOLN
                        1600 South Federal Hwy, Suite 200
                          Pompano beach, Florida 33062


March 18, 2002


Board of Directors
ColumbiaLum Staffing, Inc.
310 Harrision Street
Tampa, Florida


Gentlemen:

This letter is to inform you that I have as of this date resigned my position as Chief Executive Officer and Director of ColumbiaLum Staffing, Inc., and similar posts in Integra Staffing, Inc.. its wholly owned subsidiary. This resignation is being tendered as an act of "lack of confidence" in the management of ColumbiaLum Staffing, Inc., and is tendered solely to comply with the terms of a funding offer approved by the Board Of Directors of ColumbiaLum Staffing, Inc. on behalf of itself and its subsidiary Integra Staffing, Inc. made by Mr. William A. Brown and the William A. Brown Family Trust (collectively an existing control group shareholder) and hereinafter referred to as the "Controlling Persons".

A Special Meeting of the Board of Directors which took place on Monday March 18, 2002, at approximately 11:45 am by telephone where such meeting was duly called and all directors waived notice. This offer of funding was read into the minutes of that meeting and motion to accept was brought forward. I was obligated to abstain from voting on that the motion due to conflict of interest given my desire to not relinquish my positions in the firm nor my position as Director. The remaining Directors who were to give up shares to the Controlling Persons saw no conflict of interest in the matter for them selves and Mr. Cris Perez and Mr. Gale Porter, both directors, voted to accept. Had I not been in a conflict I would have voted NO to the proposition.

In the terms of the offer to provide funding to the company the Controlling Persons made the demand for the removal of myself from any and all managerial and oversight positions. In addition, the Controlling Persons obtained agreements with three other principal shareholders wherein they are required to cede to the Controlling Persons a combined number of shares so as to bring the total number of shares held by the Controlling Persons to 51% or greater of the company's control stock. With the company's compliance of these demands, the Controlling Persons offered to provide additional funding to the company in an amount up to ONE HUNDRED FIFTY THOUSAND DOLLARS ($150,000.00) to be contributed on an "As Needed" basis. The Controlling Persons would make no better commitment to the company than a "Best Effort" to provide this funding and no written contract between the company and the Controlling Persons obligates them to make such contributions, nor stipulates in what form those payments will be made. It is uncertain what the ramifications of this action will have on shareholders, debenture holders and creditors. Upon the completion of the transfer of shares to the Controlling Persons, they will have control of when and if funds are to be tendered, for what purposes those funds will be used as well as the future of the company.

Albeit the company required additional capital, the reason I would not have been able to support this proposal were as follows:

1. In truth the cash needs of the company are pressing, but not urgent in that the company had sufficient assets that when reallocated would satisfy immediate cash needs to satisfy creditors and obligation to pay payrolls and taxes. This would have allowed management time to seek a source of capital that was less disruptive to management and to its business plan.

2. The Controlling Persons have no contractual obligation to make any of these infusions of capital. Shareholders and debentures holders have no assurance that these Controlling Persons will in fact make good on their representations. Further, in my opinion, it doubtful this sum will sustain the company's cash needs until such time as it has filed form SB-2 to register shares for sale to the public, and in the offer for funding the Controlling Persons have no commitment to seek additional funding beyond the stated intended amount.

3. The Controlling Persons have no obligation to continue the company's business plan and once in control will be in a position to redirect the company's efforts and activities as it sees fit, without regard to shareholder interests.

4. The Controlling Persons have little experience in managing successful staffing firms or businesses with public reporting responsibilities.

5. The Controlling Persons have indicated to the Board of Directors that once in control they intend to continue with remaining management in their positions, ie ... Mr. Cris Perez as C.F.O. and Mr. Gale Porter as C.O.O.. This poses certain concerns for share holders and debenture holders in that Mr. Cris Perez is employed full time in another endeavor and can not devote his full attention to the financial controls of the business. Mr. Porter, also President of ColumbiaLum and its Subsidiary Integra Staffing, Inc., has been charged with the day to day management of this operating unit, since its merger. During the period this unit has been under his management it has produced significant continuing operating losses. Further, under his management Integra Staffing, Inc. has failed to produce interim operating statements between required audits and has submitted no financial reports to management as to the financial health of the business. The consequence has been sudden unanticipated urgent needs for cash, under depositing of payrolls and mis-guidance of the C.F.O. and the Board of Directors as to the rate of losses being incurred in the business. As Chief Executive Officer, on several occasions I urged Mr. Porter to be more attentive to this important responsibility and if his staff was unable to produce timely reports, he was to get proper trained staff to do so. During the Week of March 4th, Mr. Perez has expressed to me privately, a lack of confidence in Mr. Porter's maintenance of adequate financial controls and a lack of managerial awareness of the financial condition of the Integra Staffing Subsidiary. On March 12th, 2002, I'd found it necessary to reproach Mr. Porter for writing checks that funds were not on deposit to cover and to instruct him to never do so in the future. Despite Mr. Perez's and Mr. Porter's assurance to the contrary, I do not believe that adequate overall financial controls exist for the enterprise, nor will they with the management plan contemplated by the Controlling Persons. Current management performance is not one I could allow shareholders to continue to rely upon had I remained in office, and I believe the Controlling Persons plan will only serve to exasperate and delay necessary action to establish reliable financial controls and projections.

6. On behalf of the Company, as Chairman and C.E.O., I'd arranged for and obtained approval of a $5,000,000.00 operating capital line of credit on favorable terms to the company. As a part of the inducement to give the company this credit, as officers and directors, Mr. Porter and I were required to give our personal guarantees as to the performance of the company, which we both had agreed to do at the time of application for the credit line. The loan although approved has remained unclosed due to Mr. Porter's reluctance to submit his Personal Guarantee and other supporting documentation. A provision of the agreement provides that if either of us were to no longer to serve as officer and or director and that guarantee of such person be withdrawn, that a replacement guarantor could be submitted. Mr. Porter has chosen to not submit his previously agreed guaranty as of this date, and under direct query, the Controlling Persons have indicated that they will not guarantee this credit facility. The consequence of these combined actions by Mr. Porter and the expressed intent of the Controlling Persons is to collapse an important credit facility without any replacement facility in the offing. I'm being required to vacate my position(s) with the firm, I can no longer support this credit facility with my guarantee as I will have no further say in the operation and conduct of the company from this day forward. I believe the company's good standing in the credit community and the professionalism of its management will be impugned by this change of control, with management as proposed. The changes contemplated will serve to diminish the prospects of the company's ability to execute its stated business plan and hinder its ability to conduct its plans for acquiring other staffing firms. None of which, in my opinion, are in the shareholders', debenture holders' or creditors' best interest.

On balance, I believe the terms and conditions of the offer from the Controlling Persons were inadequate and not in the best interest of the business of the company, its share holders, debenture holders and creditors. Hence, I tender my resignation with no confidence of management. I herein make specific request that my resignation in its entirety be published in the company's information filing regarding this action with the Securities and Exchange Commission as required by regulation.


Yours truly,


/s/ Charles H. Lincoln
---------------------------
Charles H.  Lincoln


cc.  Mr. Herb Sommer, Counsel to ColumbiaLum Staffing, Inc.